UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2010

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

( Translation of registrant’s name into English )

7-1, Marunouchi 2-chome, Chiyoda-ku,

Tokyo 100-8388, Japan

( Address of principal executive offices )

[ Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F. ]

Form 20-F       X            Form 40-F

[ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2( b ) under the Securities Exchange Act of 1934. ]

Yes                      No      X

This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (No. 333-11072.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

Date : January 14, 2010	By	/s/ Fumikazu Tatsumi
Fumikazu Tatsumi
Chief Manager
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

(Code:8306)

Notice regarding Losses on write-down of securities

for the three months ended December 31, 2009 (Under Japanese GAAP)

Tokyo, January 14, 2010—Mitsubishi UFJ Financial Group, Inc. (President & CEO Nobuo Kuroyanagi, “MUFG”) hereby announces that The Bank of Tokyo-Mitsubishi UFJ, Ltd., a subsidiary of MUFG, expects to recognize losses on write-down of marketable domestic equity securities, of which fair values are significantly deteriorated, for the three months ended December 31, 2009.

(in billions of Japanese yen, except percentages)

(A)	The amount of Losses on write-down of marketable domestic equity securities of The Bank of Tokyo-Mitsubishi UFJ, Ltd. for the three months ended December 31, 2009	26.0
(B)	Consolidated Net Assets as of March 31, 2009 A/B×100	8,570.6 0.3%
(C)	Consolidated Ordinary Profits for the fiscal year ended March 31, 2009 A/C×100	82.8 31.4%
(D)

Average Consolidated Net Income for the past 5 fiscal years

A/D×100

(Because Consolidated Net Income for the fiscal year ended March 31, 2009 had a deficit, Average Consolidated Net Income for the past 5 fiscal years is stated. Additionally, in the case of Consolidated Net Loss, the amount of losses are adjusted to zero for the purpose of calculation.)

		525.3 4.9%

In addition to the above, Mitsubishi UFJ Trust and Banking Corporation, a subsidiary of MUFG, expects to recognize losses of 7.0 billion yen on write-down of marketable domestic equity securities for the three months ended December 31, 2009.

Because MUFG Group uses a reversal method for recording losses on write-down of marketable domestic equity securities at quarter ends, the amount of losses on write-down of marketable domestic equity securities for the fiscal year ending March 31, 2010 may fluctuate depending on the share prices at March 31, 2010 and other factors.

MUFG’s financial results other than the above are currently being prepared and will be announced at the earnings release for the third quarter ended December 31, 2009.

*    *    *

Contact:

Public Relations Division

Mitsubishi UFJ Financial Group, Inc.

Tel: 81-3-3240-7651

This press release contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made. Accordingly, due to various risks and uncertainties, the statements and assumptions are inherently not guarantees of future performance, may be considered differently from alternative perspectives and may result in material differences from the actual result. For the main factors that may effect the current forecasts, please see Consolidated Summary Report, Annual Securities Report, Disclosure Book, Annual Report, and other current disclosures that the company has announced.